FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 18 July 2008	By:	/s/ S Arsenić
Name: S Arsenić
Title: Assitant Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 - 30 June 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (17 June 2008)
Announcement Company announces total voting rights. (02 June 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (02 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (18 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (03 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (19 June 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 June 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (04 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (20 June 2008)
Announcement Company receives regulatory approval to form a company with Nolet for Ketel One Vodka. (05 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (23 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (05 June 2008)	Announcement Company announces programme to enable buyback of shares during the close period. (23 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (06 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (24 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (09 June 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 June 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (10 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (25 June 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (26 June 2008)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(11 June 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (11 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (27 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (12 June 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 June 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 June 2008)	Announcement Company announces total voting rights. (30 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (13 June 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (30 June 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (16 June 2008)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:48 02-Jun-08
Number	81346-DFA4

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
2,680 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.

Following this release, the Company holds 278,261,405 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,551,386,354.

02 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:58 02-Jun-08
Number	81356-06E8

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,829,647,759 ordinary shares of 28
101/108 pence each ('Ordinary Shares') with voting rights, which includes
278,261,405 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,551,386,354 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's
Disclosure and Transparency Rules.

2 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:54 02-Jun-08
Number	7937V17

RNS Number : 7937V
Diageo PLC
02 June 2008

Diageo plc
02 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 635,000 ordinary shares at a price of 976.21 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 03-Jun-08
Number	9040V17

RNS Number : 9040V
Diageo PLC
03 June 2008

Diageo plc
03 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 480,000 ordinary shares at a price of 983.0974 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:14 04-Jun-08
Number	81212-7232

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
2,184 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.

Following this release, the Company holds 278,259,221 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,550,273,538.

04 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 04-Jun-08
Number	0121W17

RNS Number : 0121W
Diageo PLC
04 June 2008

Diageo plc
04 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 505,000 ordinary shares at a price of 982.81 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Regulatory Approval
Released	10:01 05-Jun-08
Number	0445W10

RNS Number : 0445W
Diageo PLC
05 June 2008

[5] June 2008

Diageo receives US FTC approval to form a 50/50 Company with Nolet for Ketel One Vodka

Diageo announces that it has received regulatory approval from the US Federal Trade Commission in respect of the agreement with the Nolet family over its 50% equity interest in a newly formed company which will own the perpetual global rights to sell, market and distribute Ketel One super premium vodka. The deal was announced on 5 February 2008. The transaction is expected to close on 9 June 2008. Diageo will pay $900 million for its equity stake.

- ENDS -

Notes to editor:

About Diageo

Diageo is the world's leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at http://www.diageo.com.

Celebrating life, every day, everywhere.

For further information:

Investor relations:
Catherine James                                                                     Kelly Padgett
+44 (0) 20 7927 5272                                                             +1 202 715 1110
catherine.james@diageo.com                                              kelly.Padgett@diageo.com

Media relations:
Isabelle Thomas
+44 (0) 20 7927 5967
isabelle.thomas@diageo.com

James Crampton
+ 44 (0) 20 7927 4913
James.crampton@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:12 05-Jun-08
Number	1192W18

RNS Number : 1192W
Diageo PLC
05 June 2008

Diageo plc
05 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 425,000 ordinary shares at a price of 1003.50 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 06-Jun-08
Number	2262W17

RNS Number : 2262W
Diageo PLC
06 June 2008

Diageo plc
06 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 994.21 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 09-Jun-08
Number	3230W17

RNS Number : 3230W
Diageo PLC
09 June 2008

Diageo plc
09 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 985.09 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:58 10-Jun-08
Number	4217W17

RNS Number : 4217W
Diageo PLC
10 June 2008

Diageo plc
10 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 573,000 ordinary shares at a price of 984.33 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:26 11-Jun-08
Number	81525-2F17

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
6,692 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.

Following this release, the Company holds 278,252,529 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,547,427,230.

11 June 2008

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:27 11-Jun-08
Number	81522-DD9A

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1. it received notification on 10 June 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares')
under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10
June 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the
'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	20

P S Walsh	20

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR')
were allocated Ordinary Shares on 10 June 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	20

J Grover	20

A Morgan	20

G Williams	20

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company
('Sharematch') on the basis of one Sharematch Ordinary Share for every two
Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary
Shares were awarded at a price per share of £9.805.

The Ordinary Shares are held by the Trustee and in the name of the Trustee.
Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch
Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 June 2008 from Lord Blyth, a director of the
Company, that he has purchased 1,065 Ordinary Shares on 10 June 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director's fees to purchase Ordinary Shares.
Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.805.

3. it received notification on 10 June 2008 from Mr HT Stitzer, a director of the Company, that he has purchased 102 Ordinary Shares on 10 June 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £9.805.

As a result of the above transactions, interests of directors and PDMRs in the
Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit
Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	161,137

N C Rose	403,517

HT Stitzer	5,355

P S Walsh	683,334

Name of PDMR	Number of Ordinary Shares

S Fletcher	135,485

J Grover	202,737

A Morgan	151,912

G Williams	228,695 (of which 5,812 are held in the form of ADS*)

11 June 2008

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 11-Jun-08
Number	5234W17

RNS Number : 5234W
Diageo PLC
11 June 2008

Diageo plc
11 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 675,000 ordinary shares at a price of 974.23 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:20 12-Jun-08
Number	6255W18

RNS Number : 6255W
Diageo PLC
12 June 2008

Diageo plc
12 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 630,000 ordinary shares at a price of 967.31 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:49 13-Jun-08
Number	81047-8D0C

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 682 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,251,847 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,546,122,912.

13 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 13-Jun-08
Number	7263W17

RNS Number : 7263W
Diageo PLC
13 June 2008

Diageo plc
13 June 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 962.79 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 16-Jun-08
Number	8338W16

RNS Number : 8338W
Diageo PLC
16 June 2008

Diageo plc
16 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 957.61 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 17-Jun-08
Number	9406W16

RNS Number : 9406W
Diageo PLC
17 June 2008

Diageo plc
17 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 150,000 ordinary shares at a price of 962.89 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:48 18-Jun-08
Number	81145-BF75

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
10,531 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,241,316 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,544,833,443.

18 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 18-Jun-08
Number	0388X17

RNS Number : 0388X
Diageo PLC
18 June 2008

Diageo plc
18 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 120,000 ordinary shares at a price of 949.35 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 19-Jun-08
Number	1349X16

RNS Number : 1349X
Diageo PLC
19 June 2008

Diageo plc
19 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 120,000 ordinary shares at a price of 930.87 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:02 20-Jun-08
Number	81400-7444

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 221 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,241,095 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,544,593,664.

20 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:39 20-Jun-08
Number	2312X16

RNS Number : 2312X
Diageo PLC
20 June 2008

Diageo plc
20 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 120,000 ordinary shares at a price of 922.20 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 23-Jun-08
Number	3375X16

RNS Number : 3375X
Diageo PLC
23 June 2008

Diageo plc
23 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 99,000 ordinary shares at a price of 928.04 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Close Period Announcement
Released	17:07 23-Jun-08
Number	3398X17

RNS Number : 3398X
Diageo PLC
23 June 2008

23rd June 2008

Diageo puts in place programme to enable the buy back of shares in forthcoming closed period

DIAGEO plc announces that it has put in place an irrevocable, non-discretionary programme to allow the company to buy back shares during the closed period which precedes the preliminary results announcement on 28 August 2008. The buy-back programme during the closed period will be managed by an independent third party, which will make its trading decisions in relation to the company's securities independently of, and uninfluenced by, the company.

Share buy backs will be effected during the period between 24 June 2008 and 28 August 2008 within pre-set parameters. The buy backs will be in accordance with Diageo's general authority to repurchase shares and in accordance with Chapter 12 of the Listing Rules. Consequently the maximum price per Share shall be no more than the higher of (i) an amount equal to 105% of the average of the middle market quotations for a Share (as derived from the London Stock Exchange Daily Official List) for the 5 days when the London Stock Exchange is open for dealing immediately preceding the day on which the Share is contracted to be purchased and (ii) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange official list at the time the purchase is carried out. The shares repurchased will be cancelled on a daily basis.

In announcing this Diageo confirms that currently it has no unpublished price sensitive information. Diageo will announce preliminary results for the twelve months ending 30 June 2008 on 28 August 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 24-Jun-08
Number	4475X17

RNS Number : 4475X
Diageo PLC
24 June 2008

Diageo plc
24 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 355,000 ordinary shares at a price of 922.03 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:36 25-Jun-08
Number	81535-196A

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
3,351 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,237,744 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,544,023,015.

25 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 25-Jun-08
Number	5504X16

RNS Number : 5504X
Diageo PLC
25 June 2008

Diageo plc
25 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 403,500 ordinary shares at a price of 922.28 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 26-Jun-08
Number	6552X16

RNS Number : 6552X
Diageo PLC
26 June 2008

Diageo plc
26 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 485,000 ordinary shares at a price of 929.87 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:20 27-Jun-08
Number	81418-B85E

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
11,372 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,226,372 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,543,145,887.

27 June 2008

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 27-Jun-08
Number	7901X17

RNS Number : 7901X
Diageo PLC
27 June 2008

Diageo plc
27 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 625,000 ordinary shares at a price of 918.54 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:59 30-Jun-08
Number	81357-F2D8

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
10,020 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,216,352 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,542,530,907.

30 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:01 30-Jun-08
Number	81359-42EC

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,820,747,259 ordinary shares of 28
101/108 pence each ('Ordinary Shares') with voting rights, which includes
278,216,352 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,542,530,907 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's
Disclosure and Transparency Rules.

30 June 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 30-Jun-08
Number	9294X16

RNS Number : 9294X
Diageo PLC
30 June 2008

Diageo plc
30 June 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 923.13 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END